NO ACT

PE
1-15-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

09038764

Received SEC
MAR 17 2009
Washington, DC 20549

March 17, 2009

Bart R. Schwartz
Executive Vice President, Chief Legal
Officer and Secretary
Assurant, Inc.
One Chase Manhattan Plaza
New York, NY 10005

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-17-09

Re: Assurant, Inc.
Incoming letter dated January 15, 2009

Dear Mr. Schwartz:

This is in response to your letter dated January 15, 2009 concerning the shareholder proposal submitted to Assurant by the California State Teachers' Retirement System. We also received a letter on the proponent's behalf on February 17, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Michael J. Barry
Grant & Eisenhofer P.A.
Chase Manhattan Centre
1201 North Market Street
Wilmington, DE 19801

March 17, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Assurant, Inc.
Incoming letter dated January 15, 2009

The proposal requests that the board prepare a report concerning the company's plans to address climate change.

There appears to be some basis for your view that Assurant may exclude the proposal under rule 14a-8(i)(7), as relating to Assurant's ordinary business operations (i.e., evaluation of risk). Accordingly, we will not recommend enforcement action to the Commission if Assurant omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

485 Lexington Avenue
New York, NY 10017
Tel: 646-722-8500 • Fax: 646-722-8501

Grant & Eisenhofer P.A.
Chase Manhattan Centre
1201 North Market Street
Wilmington, DE 19801
Tel: 302-622-7000 • Fax: 302-622-7100
www.gelaw.com

1920 L Street, N.W., Suite 400
Washington, DC 20036
Tel: 202-783-6091 • Fax: 202-350-5908

Michael J. Barry
Director
Tel: 302-622-7065
mbarry@gelaw.com

Direct Dial: 302-622-7065
Email: mbarry@gelaw.com

February 17, 2008

VIA EMAIL AND OVERNIGHT MAIL

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Assurant, Inc.–Shareholder Proposal of California State Teachers' Retirement System

Ladies and Gentlemen:

We have been asked by California State Teachers' Retirement System ("CalSTRS") to respond to Assurant, Inc.'s ("Assurant" or the "Company") January 15, 2009 letter ("No-Action Request") to the Division of Corporation Finance ("Division") concerning a shareholder proposal (the "Proposal") that CalSTRS submitted to the Company for inclusion in the proxy statement and form of proxy for its 2009 Annual Meeting of Shareholders (the "Proxy Materials"). The Proposal simply requests that Assurant's board of directors (the "Board") prepare a report "concerning the company's plans to address climate change." Assurant asserts that the Proposal pertains to the Company's ordinary business operations because it requires an evaluation of risk and, accordingly, may properly be excluded under Rule 14a-8(i)(7). For the reasons set forth herein, CalSTRS respectfully submits that Rule 14a-8(i)(7)'s "ordinary business" exclusion is inapplicable because the Proposal relates to an important social policy issue that transcends day-to-day business matters. Accordingly, the Proposal must be included in the Company's Proxy Materials.

adverse effect on the results caused by various natural events, including hurricanes, windstorms, earthquakes, hailstorms, fire, and severe winter weather." Further, the Proposal states: "We believe that management best serves shareholders by carefully assessing and disclosing all pertinent information on its response to climate change." These statements do not change the fact that the Proposal calls for Assurant to issue a report addressing how the Company may lessen its impact on Global warming. Rather, like the statements in the Proposal on how global warming is impacting the environment, it alerts shareholders of the importance of Assurant to do its part in mitigating climate change.

Indeed, it is not a basis for exclusion under Rule 14a-8(i)(7) if a Proposal states that a company may benefit economically from issuing a report detailing how it can help prevent global warming or address other important social policies. For example, in CalSTRS' proposal to ONEOK requesting a report on the feasibility of reducing greenhouse gas emissions, CalSTRS stated: "We believe taking early action to reduce emissions and prepare for standards could provide competitive advantages . . ." *ONEOK, Inc.*, 2008 WL 555651 (Feb. 25, 2008). The Staff found no basis to exclude CalSTRS' proposal. *Id.*

Similarly, in *PepsiCo, Inc.*, 2008 WL 591023 (Feb. 28, 2008), a shareholder requested that the company "create a comprehensive Human Right to Water policy articulating [the] company's respect for and commitment to the Human Right to Water." The proposal further stated: "We believe that global corporations operating without strong human rights and environmental policies face serious risks to their reputation and share value if they are seen to be responsible for, or complicit in, human rights violations." Again, the Staff found no basis to exclude this Proposal under Rule 14a-8(i)(7). Therefore, Assurant may not exclude the Proposal under Rule 14a-8(i)(7) merely because the Proposals states that the Company may benefit from slowing global warming.

B. The Proposal Does Not Seek To Micro-Manage Assurant

The Proposal simply does not "prob[e] into complex matters of risk assessment." No-Action Request at 3. The SEC has stated that one consideration in determining whether a proposal is excludable under Rule 14a-8(i)(7) is the "degree to which the proposal seeks to 'micro-manage' the company." Release No. 34-40018, 63 Fed. Reg. 29106 (May 28, 1998). However the Staff has consistently rejected companies' arguments that a request to issue a report addressing an important social issue constitutes excessive micro-management. *See, e.g.*, *Meredith Corp.*, 2008 WL 3916611 (publicly available Aug. 21, 2008) (rejecting company's argument that proposal requesting a "report assessing options for increasing the use of postconsumer recycled fiber . . .to reduce the company's impact on greenhouse gas emissions" constituted micro-management); *Exxon Mobil Corp.*, 2008 WL 749318 (Mar. 18, 2008) (rejecting company's argument that proposal requesting a report "on how ExxonMobil can become the industry leader in developing and making available the technology needed to enable the U.S.A. to become energy independent in an environmentally sustainable way" constituted micro-management of the company). CalSTRS' Proposal allows for far more board discretion to determine the contents of the report than the Proposals in *Exxon Mobil* and *Meredith*. Therefore the Proposal does not seek to micro-manage the Company.

CONCLUSION

The Proposal requests a simple report on how Assurant intends to address climate change. CalSTRS believes it is important for Assurant to play a role in helping lessen the effects of global warming. Accordingly, CalSTRS respectfully requests that the Staff of the Division of Corporation Finance decline to concur in Assurant's view that it may exclude the Proposal under Rule 14a-8(i)(7). Please do not hesitate to contact the undersigned at 302.622.7065 should you have any questions concerning this matter or should you require any additional information. Please acknowledge receipt of this letter by date-stamping the enclosed additional copy and returning it in the enclosed envelope.

Sincerely,

Michael J. Barry

MJB/rm
cc: Bart R. Schwartz, Esq.

The Proposal:

On December 10, 2008, CalSTRS submitted the Proposal to Assurant, a Delaware company engaged in the insurance business. The Proposal stated:

WHEREAS:

The American Geophysical Union, the world's largest organization of earth, ocean and climate scientists, states that it is now "virtually certain" that global warming is caused by emissions of greenhouse gases (GHG) and that the warming will continue.

The rise in average global temperatures resulting from climate change is expected to have significant adverse impacts. According to Business Week, many scientists agree that warmer temperatures resulting from climate change are causing more powerful storms and perhaps intensifying extreme weather events including hurricanes and wild fires. Thermal expansion and melting in ice sheets are expected to lead to rising sea levels, with significant implications for coastal communities.

According to the Conference Board, "climate change is a fact of life for business in the 21st century . . . businesses that ignore the debate over climate change do so at their peril."

Analysts at leading investment banking firms have publicly recognized the possible financial implications of climate change and have raised concerns about companies that do not adequately disclose them.

The 2006 Stern Review on the Economics of Climate Change, lead by the former chief economist at the World Bank, estimates that if we don't act, the overall (worldwide) costs of climate change will be equivalent to losing at least 5% of global GDP each year, now and forever.

According to the company's 2008 annual report, Assurant has experienced, and expects in the future to experience, catastrophic losses that may materially reduce profitability or have a material adverse effect on the results caused by various natural events, including hurricanes, windstorms, earthquakes, hailstorms, fire, and severe winter weather.

Assurant declined to participate in the 2008 iteration of the Carbon Disclosure Project, an organization seeking information on corporate greenhouse gas emissions which is backed by investors with approximately $41 trillion in assets under management.

Both Assurant's 2008 annual report and its website fail to adequately address the steps that the company is taking to respond to the growing societal and environmental impacts resulting from climate change.

RESOLVED:

Shareholders request that the Board of Directors prepare a report concerning the company's plans to address climate change; and that the company should submit this report to shareholders by December 31, 2009. Such a report will omit proprietary information and be prepared at reasonable cost.

SUPPORTING STATEMENT:

We believe that management best serves shareholders by carefully assessing and disclosing all pertinent information on its response to climate change. We believe taking early action to prepare for standards could provide competitive advantages, while inaction and opposition to climate change mitigation efforts could leave companies unprepared to deal with the realities of a changing carbon landscape.

DISCUSSION

I. The Proposal is Not Excludable Under Rule 14a-8(i)(7) Because It Focuses on a Significant Policy Issue

Assurant may not exclude the Proposal under Rule 14a-8(i)(7) because the Proposal focuses on addressing climate change, an important social issue. Rule 14a-8(i)(7) permits companies to exclude shareholder proposals that relate to the company's "ordinary business operations." The Commission, however, recognizes that proposals "focusing on sufficiently significant social policy issues . . . generally would not be considered excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." Rel. 34-40018 (May 21, 1998); *see also Amalgamated Clothing and Textile Workers Union v. Wal-Mart Stores, Inc.*, 821 F .Supp. 877, 890 (S.D.N.Y. 1993) ("[W]hether a company may exclude a proposal should not depend on whether the proposal could be characterized as involving some day-to-day business matter. Rather, the proposal may be excluded only after the proposal is also found to raise no substantial policy consideration.").

The Division has consistently determined that shareholder proposals requesting that a company prepare a report on how it intends to lessen the impact of climate change are not excludable under Rule 14a-8(i)(7). *See, e.g., PepsiCo, Inc.*, 2008 WL 555650 (publicly available Feb. 28, 2008) (finding no basis under Rule 14a-8(i)(7) to a exclude proposal "request[ing] that the board prepare a global warming report"); *Pulte Homes, Inc.*, 2008 WL 384377 (publicly available Feb. 11, 2008) (finding no basis under Rule 14a-8(i)(7) to exclude a proposal "request[ing] that the board provide a climate change report [to shareholders] on the feasibility of Pulte Homes developing policies that will minimize its impacts upon climate change"); *Exxon Mobil Corp.*, 2008 WL 749318 (publicly available March 18, 2008) (finding no basis under Rule 14a-8(i)(7) to exclude a proposal "request[ing] the board of directors to prepare a global warming report."). Therefore, because the Proposal requests a report on how the Company intends to address climate change, it implicates an important social issue and may not be excluded under Rule 14a-8(i)(7).

II. The Proposal Does not Require an Evaluation of Risk

Assurant's sole argument that the Proposal is excludable under Rule 14a-8(i)(7) rests on its incorrect belief that the Proposal requests an evaluation of risk. Assurant asserts that the Proposal requests a report on the "the adverse effects of environmental events on the Company's operations." No-Action Request at 4. As a result, Assurant argues, the Proposal seeks to micromanage the Company's business and does not focus on the important issue of stopping climate change. No Action Request 2-5. This argument is without merit as it ignores the plain language of the Proposal, which details the devastating effects of climate change on the environment and requests the Company to issue a report addressing the problem of climate change.

A. <u>The Proposal Does Not Request the Company to Issue a Report On the Risks That Climate Change Pose to the Company</u>

The Proposal requests that the Company issue a report on how it can play a part in addressing the environmental harms caused by climate change; it does not require an assessment of risk. Staff Legal Bulletin No. 14C ("SLB 14C") states:

> [I]f proponents seek a report that relates to accounting or evaluation of economic risks to a company, such as a quantification or characterization of financial risks, or projection of financial, market, or reputational risk then the Staff will treat the proposal as ordinary business. If the proponents seek actions, or assessments of possible actions, that may have the outcome of minimizing risks, *but which does not ask the company to quantify or characterize those risks, these are acceptable and will not be permitted to be excluded."* (emphasis added).

The Proposal does not call for Assurant "quantify or characterize" the risks that climate change pose to the Company. The Staff found no basis to exclude a similar proposal submitted to Ultra Petroleum Corp. That proposal requested that "a committee of independent directors of the Board prepare a report, at reasonable cost and omitting proprietary information, on [the] company's plans to address climate change by December 31, 2008." *Ultra Petroleum Corp.*, 2008 WL 653399 (publicly available March 06, 2008). Similarly, CalSTRS' Proposal does not require an evaluation of risk but rather requires Assurant to write a report on how the Company plans to address climate change.

Therefore, the Proposal is different from the proposals submitted to *Centex Corp.*, 2007 WL 1453717 (publically available May 14, 2007) and *The Chubb Corp.*, 2007 WL 675658 (publically available Feb.26, 2007) cited by Assurant. No-Action Request at 3. In *Centex*, a shareholder requested that a company "assess how the company is responding to rising regulatory, competitive and public pressure to address climate change and report to shareholders (at reasonable cost and omitting proprietary information) by December 1, 2007." Similarly in *The Chubb Corp.*, a shareholder requested a report that "would address . . . the effect climate change may have on [the] company."[1]

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[1] Assurant mistakenly stated that in 2008, the Staff concurred with ONEOK, Inc. that it could exclude CalSTRS' shareholder proposal relating to global warming. *See* No-Action Request at 3. In 2008, CalSTRS requested

Unlike the proposals cited by Assurant, which each request a report on the financial risks that climate change pose to the company, CalSTRS' Proposal does not require the Company to quantify or characterize financial risks, but rather focuses on the important policy issue of how the Company can reduce global warming's effect on the environment. SLB 14C states:

> To the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as relating to an evaluation of risk. To the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health, we do not concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7).

In this instance, the Proposal clearly focuses on harm to the environment, not on financial risk to Assurant. It states:

- "According to Business Week, many scientists agree that warmer temperatures resulting from climate change are causing more powerful storms and perhaps intensifying extreme weather events including hurricanes and wild fires."
- "Thermal expansion and melting in ice sheets are expected to lead to rising sea levels."
- "[I]f we don't act, the overall (worldwide) costs of climate change will be equivalent to losing at least 5% of global GDP each year, now and forever."

Additionally, the Proposal states: "Both Assurant's 2008 annual report and its website fail to adequately address the steps that the company is taking to respond to the growing societal and environmental impacts resulting from climate change." Thus, it is clear that CalSTRS is not requesting a report on the financial risk that climate change poses to the Company; rather it is requesting a report on how Assurant can play its part in slowing climate change.[2]

The No-Action Request, however, argues that the Proposal is excludable because it informs investors that climate change will have an adverse impact on Assurant. No-Action Request at 4. The Proposal states: "Assurant has experienced, and expects in the future to experience, catastrophic losses that may materially reduce profitability or have a material

---

ONEOK to issue a report "concerning the feasibility of adopting quantitative goals, based on current and emerging technologies, for reducing total greenhouse gas emissions from the company's operations." *ONEOK, Inc.*, 2008 WL 555651 (Feb. 25, 2008). However, the Staff stated that it "[did] not believe that ONEOK may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7)."

[2] Assurant points out that as an insurance company it produces less greenhouse gasses than a manufacturing company. No-Action Request at 4. This observation, even if true, is irrelevant. The proposal merely asks Assurant's Board to report on the Company's plans to address climate change – not to compare Assurant's carbon output to that of a manufacturing company.

ASSURANT

January 15, 2009

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
101 F Street, N.E.
Washington, DC 20549

Re: Assurant, Inc. — Omission of Shareholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

This letter is submitted by Assurant, Inc. (the "Company") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to a proposal, dated December 10, 2008 (the "Proposal"), which was submitted for inclusion in the Company's proxy card and 2009 proxy statement (together, the "Proxy Materials") for its 2009 annual meeting of shareholders, by the California State Teachers' Retirement System ("CalSTRS" or the "Proponent"). The Proposal, along with the accompanying supporting statement and additional supporting language (together, the "Supporting Language"), is enclosed with this letter as Annex A.

In accordance with Rule 14a-8(j), the Company hereby gives notice of the Company's intention to omit the Proposal and Supporting Language from the Proxy Materials and hereby respectfully requests that the Staff of the Division of Corporate Finance (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") indicate that it will not recommend enforcement action to the Commission if the Company omits the Proposal and Supporting Language from the Proxy Materials.

This letter constitutes the Company's statement of the reasons why it deems this omission to be proper. Pursuant to Rule 14a-8(j), enclosed are five additional copies of this letter and Annex A.

The Proposal

The Proposal states:

Resolved

Shareholders request that the Board of Directors prepare a report concerning the company's plans to address climate change; and that the company should submit this report to shareholders by December 31, 2009. Such a report will omit proprietary information and be prepared at reasonable cost.

Grounds for Omission

The Company believes that the Proposal should be excludable under Rule 14a-8(i)(7) under the Exchange Act because it deals with matters relating to the Company's ordinary business operations.

a. *The standard for exclusion of a proposal under Rule 14a-8(i)(7) is (a) its relation to a company's ordinary business operations and (b) the degree to which it seeks to micro-manage the company.*

Rule 14a-8(i)(7) permits the exclusion of a shareholder proposal from a company's proxy statement if it deals with a matter relating to the company's ordinary business operations. The Commission has stated that the purpose behind this exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." SEC Release No. 34-40018, 63 Fed. Reg. 29106 (May 28, 1998) (the "1998 Release").

The 1998 Release outlined two central considerations on which this policy for exclusion rests. The first consideration relates to the subject matter of the proposal. The Commission has stated that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* at 29108. The second consideration relates to the degree to which the proposal seeks to "micro-manage the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.*

b. *The Proposal relates to matters that are fundamental to the day-to-day management of the Company.*

The Company, through its four distinct operating segments, provides specialized insurance products and related services, both in North America and selected international markets. The Company's operating segments each focus on serving specific segments of the insurance market, and provide a wide array of products and services, including creditor-placed and voluntary homeowners insurance; creditor-placed auto and renters insurance; individual, small group and short-term medical insurance; group disability, dental and life insurance; extended service contracts and warranties; and credit insurance.

The scope of the report requested by the Proposal necessarily involves an evaluation by the Company of risks relating to its business. The Company regularly engages in risk evaluation as part of its ordinary business operations, continually evaluating both its underwriting risk and credit risk with respect to its business. The Company's evaluation of risks is a complex process involving the consideration of many different factors. One of these factors is the potential risk posed by climate change, particularly in the context of assessment of property and casualty insurance, and catastrophe reinsurance risks.

Because the Proposal relates to the risk evaluation performed by the Company, which is fundamental to the day-to-day management of the Company's business, shareholder oversight of this process would not be practical.

Moreover, by requiring the Company to report to shareholders on its plans to address climate change, an action that necessarily requires an assessment of the risks addressed by the Company on a day-to-day basis, the Proposal seeks to micro-manage the Company, probing into complex matters of risk assessment upon which shareholders, as a group, would not be in a position to make an informed judgment.

The Staff has concluded, on numerous occasions, that proposals requesting an assessment of a company's strategies to address the impact of climate change and similar issues may be excluded under Rule 14a-8(i)(7) as they relate to an evaluation of risk and ordinary business operations. For example, in *ONEOK, Inc.* (avail. Feb. 7, 2008), the Staff determined that a proposal submitted by CalSTRS requesting ONEOK to respond to trends relating to carbon dioxide and other emissions were excludable because they related to ONEOK's ordinary business operations. Specifically, the Staff found sufficient basis for the omission of the proposal based on the fact that it requires an evaluation of risk by ONEOK. In *Centex Corp.* (avail. May 14, 2007), the Staff determined that a proposal requesting that Centex respond to rising regulatory pressures to address climate change were excludable because they related to Centex's ordinary business operations, which focus on the evaluation of risk. Similarly, in *The Chubb Corp.* (avail. Feb. 26, 2007), the Staff determined that a proposal requesting Chubb's board of directors to prepare a report addressing climate change related to Chubb's ordinary business operations, specifically with respect to evaluation of risk.

In the Company's view, the Proposal fits within the category of proposals that the Commission intended to permit companies to exclude under Rule 14a-8(i)(7). The Proposal requests that the Board of Directors prepare a report describing the Company's "plans to address climate change." The Supporting Language emphasizes that: "[m]any scientists agree that warmer temperatures resulting from climate change are causing more powerful storms and perhaps intensifying extreme weather events including hurricanes and wild fires," and further emphasizes that management best serves shareholders by "carefully assessing and disclosing all pertinent information on its response to climate change." As part of its normal ongoing operations, the Company, through its Enterprise Risk Management Group, is regularly engaged in and focused on monitoring, evaluating and responding to both the risk and occurrence of natural events impacted by climate change, such as hurricanes and wildfires. The Company does this in part, for example, through the purchase of catastrophe reinsurance to manage risks related to environmental catastrophes. To allow the Proposal to be included in the Proxy Materials would be to allow the Company's shareholders to interfere with the ordinary business operations of the Company. Following the line of decisions by the Staff relating to climate change proposals, the Company believes that it may properly omit the Proposal from its Proxy Materials.

c. *The Proposal does not address significant social policy issues.*

The Supporting Language emphasizes that the Company, according to its most recent annual report, "has experienced, and expects in the future to experience, catastrophe losses that may materially reduce profitability or have a material adverse effect on the results of operations and financial conditions and that these catastrophes can be caused by various natural events, including hurricanes, windstorms, earthquakes, hailstorms, fire, and severe winter weather." The Supporting Language also emphasizes the fact that scientists agree that many of these natural events are caused by climate change, and the Proposal specifically requests the Company to address this climate change.

The Commission has stated that proposals relating to "sufficiently significant social policy issues (e.g. significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." SEC Release No. 34-40018, at 29108 (footnote omitted). In Staff Legal Bulletin No. 14C, the Staff explained that:

> To the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as relating to an evaluation of risk. To the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health, we do not concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7). Staff Legal Bulletin No. 14C (June 28, 2005).

The Proposal does not fall within the second category described by the Staff in Staff Legal Bulletin No. 14C as relating to significant social policy issues because it does not focus on the Company's "minimizing or eliminating operations that may adversely affect the environment or the public's health." The Company believes that its operations as an insurance company (as opposed to, for example, a manufacturing company) do not, in and of themselves, materially affect the environment or the public's health. It is important to note that the Proposal is different than the proposal considered in *Exxon Mobil Corp.* (Mar. 18, 2005). In *Exxon*, the Staff did not concur that Exxon could exclude a proposal, which requested a report on specific environmental damage that would result from Exxon drilling for oil and gas in certain protected areas, based on Exxon's arguments under Rule 14a-8(i)(7). The Exxon proposal focused on environmental issues relating to the adverse effect of Exxon's operations on the environment, in contrast to this Proposal, which is focused on the very opposite – specifically, the adverse effect of environmental events on the Company's operations.

The Proposal clearly falls within the first category described by the Staff in Staff Legal Bulletin No. 14C in that it requires the Company to engage in an internal assessment of the risks or liabilities it faces in connection with climate change. The Supporting Language specifically expresses the Proponent's belief that natural events caused by climate change may materially affect the profitability, operations and financial condition of the Company and the Proposal requires the Company to address such climate change. As stated above, the Company regularly engages in the monitoring, evaluation and response to both the risk and occurrence of natural events impacted by climate change, such as hurricanes, wildfires and storms.

The Company believes that the subject matter of the Proposal necessarily involves the internal evaluation of risk by the Company, a function that is fundamental to the Company's day-to-day operations. Moreover, the Proposal probes into complex matters of risk assessment on which the shareholders, as a group, are not in a position to make an informed judgment. Accordingly, based on the foregoing and in view of the consistent position of the Staff on prior and similar proposals and Staff Legal Bulletin No. 14C, the Company believes that it may properly omit the Proposal under Rule 14a-8(i)(7).

Conclusion

In accordance with Rule 14a-8(j), the Company is contemporaneously notifying the Proponent, by copy of this letter and Annex A, of its intention to omit the Proposal and Supporting Language from its Proxy Materials.

The Company anticipates that it will mail its definitive Proxy Materials to shareholders on or about April 9, 2009. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company files its definitive Proxy Materials with the Commission.

If you have any questions regarding this request, or need any additional information, please telephone the undersigned at (212) 859-7063.

Sincerely,

Bart R. Schwartz
Executive Vice President, Chief Legal
Officer and Secretary

(Enclosures)

cc: CalSTRS

WHEREAS:

The American Geophysical Union, the world's largest organization of earth, ocean and climate scientists, states that it is now "virtually certain" that global warming is caused by emissions of greenhouse gases (GHG) and that the warming will continue.

The rise in average global temperatures resulting from climate change is expected to have significant adverse impacts. According to Business Week, many scientists agree that warmer temperatures resulting from climate change are causing more powerful storms and perhaps intensifying extreme weather events including hurricanes and wild fires. Thermal expansion and melting ice sheets are expected to lead to rising sea levels, with significant implications for coastal communities.

According to the Conference Board, "climate change is a fact of life for business in the 21st century...businesses that ignore the debate over climate change do so at their peril."

Analysts at leading investment banking firms have publicly recognized the possible financial implications of climate change and have raised concerns about companies that do not adequately disclose them.

The 2006 Stern Review on the Economics of Climate Change, lead by the former chief economist at the World Bank, estimates that if we don't act, the overall (worldwide) costs of climate change will be equivalent to losing at least 5% of global GDP each year, now and forever."

According to the company's 2008 annual report, Assurant has experienced, and expects in the future to experience, catastrophe losses that may materially reduce profitability or have a material adverse effect on the results of operations and financial conditions and that these catastrophes can be caused by various natural events, including hurricanes, windstorms, earthquakes, hailstorms, fire, and severe winter weather.

Assurant declined to participate in the 2008 iteration of the Carbon Disclosure Project, an organization seeking information on corporate greenhouse gas emissions which is backed by investors with approximately $41 trillion in assets under management.

Both Assurant's 2008 annual report and its website fail to adequately address the steps that the company is taking to respond to the growing societal and environmental impacts resulting from climate change.

RESOLVED:

Shareholders request that the Board of Directors prepare a report concerning the company's plans to address climate change; and that the company should submit this report to shareholders by December 31, 2009. Such a report will omit proprietary information and be prepared at reasonable cost.

SUPPORTING STATEMENT:

We believe that management best serves shareholders by carefully assessing and disclosing all pertinent information on its response to climate change. We believe taking early action to prepare for standards could provide competitive advantages, while inaction and opposition to climate change mitigation efforts could leave companies unprepared to deal with the realities of a changing carbon landscape.